HANMI FINANCIAL CORPORATION
3660 Wilshire Boulevard, Penthouse Suite A
Los Angeles, California 90010

December 23, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Hanmi Financial Corporation
Registration Statement on Form S-3 (Registration No. 333-251393)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Hanmi Financial Corporation, a Delaware corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 1:00 p.m., Eastern Time, on December 30, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Romolo C. Santarosa
Romolo C. Santarosa
Senior Executive Vice President and Chief Financial Officer
(Duly Authorized Representative)